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                                                   SEC FILE NUMBER:   2-98395-NY
                                                   CUSIP NUMBER:     834446 10 6


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB
             [ ] Form N-SAR   [ ] Form N-CSR

             For Period Ended:   01-31-2006
                              ---------------

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             [ ] For the Transition Period Ended:__________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above identify the Items to which the notification relates

PART I - REGISTRANT INFORMATION

                          SOMANTA PHARMACEUTICALS, INC.
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                             Full Name of Registrant


                             HIBSHMAN OPTICAL CORP.
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                            Former Name if Applicable


                       19200 Von Karman Avenue, Suite 400
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            Address of Principal Executive Office (Street and Number)


                                Irvine, CA 92612
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                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |   (a)      The reason described in reasonable detail in Part III of this
     |            form could not be eliminated without unreasonable effort or
     |            expense;
     |
[X]  |   (b)      The subject annual report, semi-annual report, transition
     |            report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR,
     |            or portion thereof will be filed on or before the fifteenth
     |            calendar day following the prescribed due date; or the subject
     |            quarterly report or transition report on Form 10-QSB, or
     |            portion thereof, will be filed on or before the fifth calendar
     |            day following the prescribed due date; and
     |
     |   (c)      The accountant's statement or other exhibit required by Rule
     |            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-QSB for the quarter ended January 31, 2006 cannot be filed with the Securities and Exchange Commission at this time without unreasonable effort or expense due to complex accounting issues that have prevented the Company's independent registered public accounting firm from completing its quarterly review of the Company's financial statements. The Company anticipates filing such Quarterly Report on Form 10-QSB on or before March 22, 2006.

(Attach extra Sheets if Needed)

         Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Terrance J. Bruggeman                    (949) 477-8090
--------------------------------------------------------------------------------
     (Name)                              (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                               [X] Yes or [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes or [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See EXHIBIT 1 attached hereto.

================================================================================

                          SOMANTA PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     03-17-2005                    By  /s/ TERRANCE J. BRUGGEMAN
                                           -------------------------------------
                                           Terrance J. Bruggeman,
                                           Executive Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    EXHIBIT 1

                  Three Months Ended January 31, 2006 Compared
                    With Three Months Ended January 31, 2005
                    ----------------------------------------

For the three months ended January 31, 2006, the Company expects to recognize revenue in the amount of $357 (unaudited) related to an upfront license fee paid by Advanced Cardiovascular Devices, LLC, for an exclusive license to Alchemix for use in stents and devices in the field of vascular disorders. No revenue was recognized for the three month period ended January 31, 2005.

The Company expects its net loss applicable to common shareholders to be $3,503,432 (unaudited) for the three months ended January 31, 2006 versus $258,165 (unaudited) for the three months ended January 31, 2005, an increase of $3,245,267. This increase is primarily due to increases in Operating Expenses, Interest Expense, and the Deemed Dividend on Series A Convertible Preferred Stock issued on January 31, 2006 (see Note 5, Private Placement, above).

The Company expects operating expenses to be $980,021 for the three months ended January 31, 2006, versus $251,958 for the three months ended January 31, 2005, an increase of $728,063. This increase is primarily due to an increase in General and Administrative ("G&A") expenses, and an increase in Research and Development ("R&D") expenses.

The Company expects G&A expenses to be $807,615 for the three months ended January 31, 2006, versus $200,172 for the three months ended January 31, 2005, an increase of $607,443. This increase reflects primarily:

     o an increase in legal expenses of $121,378, audit expenses of $98,046, investor relations and printing expenses of $50,044, and accounting expenses of $44,098, all related to the Company's preparation for the expected reincorporation described above in Footnote 3, Share Exchange Agreement and Plan of Merger Agreement and for the expected sale of unregistered equity securities described above in Footnote 5, Private Placement.

     o an increase in licensing fees of $150,000 for a required payment in accordance with the Company's agreement with Immunodex (see Footnote 2, above, Significant Contracts and Licenses).

     o an increase in payroll expenses of $72,231 for the compensation of newly-hired officers who were not on the Company's payroll in the quarter ended January 31, 2005.

     o an increase in non-cash options expense of $24,881 to record the non-cash value of stock options issued to new directors and officers, as required by Statement of Financial Accounting Standards 123.

     o an increase in travel expenses of $24,383 related to the overall increase in the level of the Company's business activity.

The Company expects R&D expenses to be $172,406 for the three months ended January 31, 2006, versus $51,785 for the three months ended January 31, 2005, an increase of $120,621. This increase reflects primarily:


     o an increase in consulting expenses of $72,834 related to the costs of two principal consultants contracted to oversee the Company's pre-clinical and clinical development.

     o an increase in pre-clinical expenses of $80,715 related to the Company's significant increase in development work on Phoenix and Alchemix.

     o a decrease in the non-cash options expense required by Statement of Financial Accounting Standards 123 of $40,098 related to the company's current cessation of the practice of issuing equity for services and to the completion of the expensing of options issued to a former director and consultant.

The Company expects interest expenses to be $1,001,354 for the three month period ended January 31, 2006. There were no interest expenses for the three month period ended January 31, 2005. The interest expense for the 2006 period includes the following items related to the Company's secured convertible note issued to SCO Capital Partners LLC (see Note 4, Convertible Note Payable):

     o $514,981, representing the non-cash expense required by Statement of Financial Accounting Standards 123 for the fair value of the warrants issued in connection with the note.

     o $364,721, representing the non-cash expense required by EITF No. 00-27 for the non-cash value of the beneficial conversion feature associated with the note.

     o $100,000, reflecting the fee paid to SCO Capital Partners LLC for issuing the note.

     o $21,652, reflecting the interest due as of January 31, 2006 on the note, which interest was converted into Series A Convertible Preferred Stock in connection with the Company's private placement of the stock (see Note 5, Private Placement).

The Deemed Dividend on Series A Convertible Preferred Stock issued on January 31, 2006 (see Note 5, Private Placement, above) was $1,522,317. There was no such expense in the nine month period ended January 31, 2005. The Dividend for the 2006 period reflects the non-cash expense required by EITF No. 00-27 for the non-cash value of the beneficial conversion feature associated with the Series A Preferred Stock.